Exhibit 99.1

Company announcement – No. 59 / 2020

Financial calendar for Zealand Pharma in 2021

Copenhagen, December 11, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces the following dates for the company's planned financial reporting in 2021.

Deadline for submission of shareholder proposals to the Annual General Meeting

March 3, 2021

Annual Report 2020

March 11, 2021

Annual General Meeting

April 15, 2021

Interim Report First Quarter 2021

May 12, 2021

Interim Report First Half 2021

August 12, 2021

Interim Report Third Quarter 2021

November 11, 2021

Upon their release, the financial reports will be available at the Company’s website, zealandpharma.com, where information relating to Zealand’s Annual General Meeting 2021 will also be available in due course prior to the meeting.

All dates are subject to NASDAQ deadlines and reporting requirements and are subject to change.

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

For further information, please contact:

Mads Kronborg
Head of Investor Relations & Communication
Phone: +45 5060 3707
Email: mkronborg@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Phone: 212-600-1902

Email: media@zealandpharma.com